

Mail Stop 3720

May 8, 2009

Mr. Lee Adrean
Chief Financial Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

      Re: **Equifax, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed February 26, 2009

            Form 10-Q for the Quarterly Period Ended March 31, 2009
            Filed April 28, 2009
            File No. 001-06605

Dear Mr. Adrean:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition

2008 Acquisitions and Investments, page 38

1. We note that you have the option to acquire up to an additional 22 percent interest in GPCS between 2011 and 2013 for cash consideration based on a formula for determining equity value of the business and the assumption of certain debt. Tell us how you accounted for the option and how you determined its fair value, if any.

Application of Critical Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 44

2. We note that goodwill accounted for 54% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    *   Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

    *   Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

    *   Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

      o   Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

      o   Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

      o   In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

1. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 59

3. We note that development fees are deferred when billed and are recognized over the expected period of benefit of the related customer contract. Please tell us why you believe it is appropriate to defer these fees over the contractual period rather than over the estimated customer relationship period. Refer to your basis in the accounting literature.

Goodwill and Indefinite-Lived Intangible Assets, page 62

4. We note your statement herein that you utilize projections of future discounted cash flows, or the income approach, to determine fair values of your reporting units and that those estimates are then corroborated by market multiple comparables. However, your disclosures on page 44 indicate that you determine the fair values of your reporting units based on a weighting of the income and market approaches. Please tell us in detail which approach you utilize, explain why you believe such approach is appropriate and clarify your disclosures accordingly.

3. Goodwill and Other Intangible Assets, page 67

5. We note that you reallocated goodwill in the amount of $96 million from reporting
    units within the TALX reportable segment to the reporting units in the U.S.
    Consumer Information Systems reportable segment. Tell us in detail why you believe
    such a reallocation was appropriate.

Form 10-Q for the quarterly period ended March 31, 2009

6. We note that your experienced declines in operating revenue, operating income, cash
    flows from operations, and income per share. Considering these factors, tell us if you
    performed an interim impairment test. If not, tell us the factors you considered in
    your determination that an interim test was not necessary.

5. Income Taxes, page 16

7. Provide us with more details of the discrete item recorded related to California state
    income taxes.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;
- staff comments or changes to disclosure in response to staff comments in the
  filings reviewed by the staff do not foreclose the Commission from taking any
  action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director